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                                                                       EXHIBIT 4

                  IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                             IN AND FOR NEW CASTLE COUNTY

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GOLDPLATE HOLDINGS, INC.,                         :
                                                  :
                                                  :
                         PLAINTIFF,               :
                                                  :
          - AGAINST -                             :    CIVIL ACTION NO.  17172NC
                                                  :
ERNEST H. LORCH, RICHARD L. WELLEK,               :
RAYMOND A. JEAN, L. WILLIAM MILES, GREG           :
A. ROSENBAUM, JOSEPH J. ROSS, THEODORE            :
A. RUPPERT AND VARLEN CORPORATION,                :
                                                  :
                         DEFENDANTS.              :
                                                  :
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                                CLASS ACTION COMPLAINT

          Plaintiff, by its attorneys, Rosenthal, Monhait, Gross & Goddess, P.A., for its complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on its behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Varlen Corporation ("Varlen" or the "Company").

          2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

          3. Defendant Varlen is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading manufacturer of precision engineered

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transportation products for the railroad, heavy duty truck/trailer and automotive industries, and of petroleum analyzers. The Company maintains its headquarters at 55 Shuman Boulevard, Naperville, Illinois.

          4. Defendant Ernest H. Lorch is Senior Chairman of the Company's Board of Directors.

          5. Defendant Richard L. Wellek is Chairman of the Board of Directors of the Company.

          6. Defendant Raymond A. Jean, is and was at all relevant times the President, Chief Executive Officer and a Director of Varlen.

          7. Defendants L. William Miles, Greg A. Rosenbaum, Joseph J. Ross and Theodore A. Ruppert and were at all relevant times directors of Varlen.

          8. The Individual Defendants named in paragraphs 4 through 7 are in a fiduciary relationship with the plaintiff and the other public stockholders of Varlen and owe them the highest obligations of good faith, due dare, candor and fair dealing.

                               CLASS ACTION ALLEGATIONS

          9. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

          10.   This action is properly maintainable as a class action.


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          11.   The Class is so numerous that joinder of all members is
impracticable. As of April 1, 1999, there were approximately 17,010,934 shares of Varlen common stock outstanding, owned by shareholders located throughout the country.

          12. There are questions of law and fact which are common to the Class including, INTER ALIA, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their own positions at the expense of the public shareholders of Varlen; (c) whether defendants' actions hereinafter described, constitute a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class, and a failure to maximize shareholder value; and (d) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

          13. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

          14. Defendants have acted in a manner which affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

          15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect


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to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                               SUBSTANTIVE ALLEGATIONS

          16. AMSTED Industries, Inc. ("AMSTED") is a diversified manufacturer of products for the rail, construction and building and general industrial markets and, like Varlen, a leading manufacturer for the rail, truck and auto component industries.

          17. On May 18, 1999, AMSTED announced that it intended to commence a tender offer for all of the outstanding shares of Varlen at $35 per share in cash. AMSTED also announced that it had secured a financing commitment from Citibank, N.A. as agent and Salomon Smith Barney as arranger to complete the transaction. The total value of the proposed transaction, including the assumption of debt is approximately $700 million.

          18.   AMSTED's May 18, 1999 press release stated:

          AMSTED's Chairman, President and Chief Executive Officer, Arthur W. Goetschel, said "We are announcing this offer because our requests for friendly discussions over the past two weeks were repeatedly denied by Varlen's management and Board of Directors."

          19. In response to the announcement of AMSTED's offer, the price of Varlen stock soared $10 per share from its $25-15/16 close on May 17, 1999 to $35-15/16 on May 18, 1999.

          20. On May 18, 1999, Varlen issued a press release responding to AMSTED's planned tender offer. Varlen stated that the matter had been referred it its Board of Directors and that it would make a recommendation to stockholders no later than ten days after the commencement of AMSTED's tender offer.


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          21.   Varlen has a shareholder's rights plan (the "Rights Plan")
which is triggered whenever a person or group acquires 15 percent or more of Varlen's common stock. The Rights Plan provides that holders of Varlen common stock, other than the "acquiring person" are entitled to acquire the common stock of the "acquiring person" at half its market price.

          22. The Rights Plan has a low "trigger" threshold (I.E., 15%) which would make a takeover of Varlen prohibitively expensive without the Individual Defendants approval. Thus, the Individual Defendants have absolute discretion to determine whether an acquisition proposal, even one highly favorable to Class members, can be effectuated.

          23. The Rights Plan pill permits the Individual Defendants to manipulate the corporate machinery of Varlen, thereby impairing the corporate democratic process within the Company at the expense and to the detriment of the Company's common stockholders. The Rights Plan, restrains and impairs the ability of Varlen stockholders to affect corporate policy, and freely structure the directorial constituency of the Company. The Rights Plan, INTER ALIA, impedes shareholder ability to accumulate shares and associate together to replace incumbent management, oppose any management initiative, or otherwise affect corporate policy through stockholder resolutions. By effectively preventing any single party from owning and thereby voting greater than 15% of the outstanding common shares, management clearly has a significant advantage in any proxy contest which might threaten to eliminate or diminish their control over Varlen. The Rights Plan thereby serves to perpetuate senior management's control over the business and operations of the Company and to frustrate potential bidders for Varlen.

          24. Defendants have refused to fulfill their fiduciary duties to Varlen's public shareholders and consider all bona fide offers for the Company. Defendants, in an attempt to


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entrench themselves in their positions and offices with the Company, have placed their own interests ahead of the interests of Varlen's public shareholders.

          25. Defendants' refusal to negotiate has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which AMSTED is prepared to pay.

          26. Moreover, defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of Varlen stock. Defendants have refused to seriously consider the pending AMSTED offer, and have not announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.

          27. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Varlen's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Varlen's common stock.

          28. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to entrench themselves and deprive the Class of the opportunity to maximize the value of their Varlen holdings either in a transaction with AMSTED or some other BONA FIDE offeror, all to the irreparable harm of the Class.

          29.   Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A.    declaring this to be a proper class action;

          B. ordering the individual defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:


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                1)    cooperate fully with any person or entity, having a BONA
FIDE interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by AMSTED;

                2) undertake an appropriate evaluation of Varlen's worth as a merger/acquisition candidate;

                3) take all appropriate steps to enhance Varlen's value and attractiveness as a merger/acquisition candidate;

                4) take all appropriate steps to effectively expose Varlen to the marketplace in an effort to create an active auction for Varlen;

          C. directing the Individual Defendants to deploy Varlen's Rights Plan in a manner that will produce the best value maximizing transaction for Varlen shareholders;

          D. ordering the individual defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and


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          F.    granting such other and further relief as may be just and
proper in the premises.

                              ROSENTHAL, MONHAIT, GROSS GODDESS,
                                   P.A.



                              By:
                                   -------------------------------
                                   Suite 1401, Mellon Bank Center
                                   P.0. Box 1070
                                   Wilmington, Delaware   19899
                                   (302) 656-4433
                                   Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, New York   10016
(212) 779-1414




May 19, 1999



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